May 24, 1996




PERSONAL AND CONFIDENTIAL

Board of Directors
Clinton Gas Systems, Inc.
4770 Indianola Avenue
Columbus, Ohio  43214

Gentlemen:

            You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Clinton Gas Systems, Inc., an Ohio Company (the "Company") of the consideration to be paid to such shareholders pursuant to the Agreement and Plan of Merger (the "Agreement") dated May 24, 1996, by and between the Company and Jenco Acquisition, Inc., an Ohio corporation ("Merger Sub"), which is wholly-owned by Joint Energy Development Investments Limited, a Delaware limited partnership ("JEDI").

            You have advised us that under the terms of the Agreement, Merger Sub will be merged with and into the Company (the "Merger") and the separate corporate existence of Merger Sub shall thereupon cease. The Company, as the surviving corporation, shall by virtue of the Merger continue its corporate existence. You have also advised us that, pursuant to the Merger, the shares of common stock of the Company issued and outstanding immediately prior to the Merger will be canceled and extinguished and be converted automatically into the right to receive $6.75 per common share in cash. The total amount of cash that holders of the Company's common stock will be entitled to receive as a result of the Merger will be $37.35 million and hereinafter will be referred to as the "Merger Consideration."

            McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Fairness Opinion
May 24, 1996
Page Two


            In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning the Company, including its Annual Report on Form 10-K for the year ended December 31, 1995 (including the three years of audited financial statements included therein and an estimate of proved developed reserves of the Company included therein, which were reviewed by John G. Redic, an independent consulting engineer); (iii) certain other internal information, primarily financial in nature, concerning the business, earnings, assets and prospects of the Company furnished to us by management of the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company's common stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; (vi) certain publicly available information concerning the nature and financial terms of certain other merger transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

            In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have assumed and relied upon the representations and warranties contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company to verify the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) prepared by us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of the management of the Company. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to consummation of the transaction as set forth in the Agreement would be satisfied and that the transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

            It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view to the shareholders of the Company of the Merger Consideration payable pursuant to the Agreement and does not address the Company's underlying business decision to enter into the Agreement or any other terms of the transaction. Fairness Opinion May 24, 1996 Page Three


            We will receive a fee for rendering this opinion.

            In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the common stock of the Company.

            Our opinion is directed solely to the Board of Directors and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the meeting held in connection with the Merger.

            Based upon and subject to the foregoing and based upon and subject to such other matters as we consider relevant, it is our opinion that as of the date hereof, the Merger Consideration to be paid pursuant to the Agreement is fair, from a financial point of view, to the shareholders of the Company.

                               Very truly yours,



                              McDONALD & COMPANY SECURITIES, INC.